UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                               Blue Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   568273 10 6
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                                 (CUSIP Number)

                                 Philippe Naouri
                             c/o Blue Holdings, Inc.
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 16, 2005
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 5)

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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 568273 10 6                                          PAGE 2 OF 5 PAGES

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    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PHILIPPE NAOURI
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

           OO
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    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           FRANCE
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  NUMBER OF       7      SOLE VOTING POWER

   SHARES                1,364,741
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              1,364,741
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,364,741
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3% (1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
(1) Based on a total of 25,557,200 shares of the Issuer's common stock issued and outstanding as of November 16, 2005.

         This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 3, 2005, as amended by the Schedule 13D/A No.1 filed with the Securities and Exchange Commission on October 28, 2005 ("Schedule 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         The closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated April 14, 2005 ("Exchange Agreement"), by and among the Company, Antik, the Reporting Person, Keating Reverse Merger Fund, LLC ("KRM Fund"), and each of the other members of Antik, occurred on April 29, 2005. At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding membership interests of Antik (the "Interests") from the Reporting Person and the other members of Antik, and the Reporting Person and the other members of Antik contributed all of their Interests to the Company. In exchange, the Company issued to the Reporting Person 69,129 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company ("Preferred Shares"), which, on June 7, 2005, as a result of an amendment to the Company's Articles of Incorporation increasing the authorized shares to 75,000,000 and approving a 1-for-29 reverse stock split, were converted into 2,004,741 shares of Common Stock.

         The beneficial ownership of Common Stock reported in this Schedule 13D/A by the Reporting Person is based on the Reporting Person's ownership of Common Stock on a post-reverse-stock-split basis.

         Effective as of the Closing, the Reporting Person agreed to vote his shares of Common Stock to (i) elect Kevin Keating or such other person designated by KRM Fund from time to time (the "KRM Designate") to the Company's board of directors for a period of one year following the Closing, (ii) elect such other persons that may be designated by Paul Guez ("Guez") to the Company's board of directors for a period of one year following the Closing, and (iii) approve a 1-for-29 reverse split, an increase in the Company's authorized common stock from 45,000,000 to 75,000,000, a corporate name change, and a stock incentive plan (clause (iii) is referred to herein as the "Actions").

         In the event that the Reporting Person failed to vote his shares to approve each of the Actions, the Reporting Person granted to Guez a proxy to vote his shares to approve such Actions. On June 7, 2005, the Company's shareholders approved the Actions and the proxy granted to Guez by the Reporting Person terminated.

         In reliance upon and pursuant to the Company's Registration Statement on Form SB-2 (File No. 333-128288), declared effective on September 28, 2005, covering the resale of the shares of Common Stock held by the Reporting Person, in October 2005, the Reporting Person sold an aggregate of 360,000 shares of Common Stock in several private transactions. The Reporting Person also sold an aggregate of 280,000 shares of Common Stock in two private transactions, occurring in August and September 2005, in reliance upon exemptions from the Securities Act of 1933, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

         As of November 16, 2005, the Reporting Person beneficially owned 1,364,741 shares of Common Stock (the "Shares"). Since 25,557,200 shares of Common Stock were outstanding as of November 16, 2005, the Shares constitute approximately 5.3% of the shares of Common Stock issued and outstanding.

         The Reporting Person has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

         Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

         The reporting person erroneously reported that on October 18, 2005, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding. The reporting person remains the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



Dated: November 18, 2005                  /S/ PHILIPPE NAOURI
                                          --------------------------------
                                              Philippe Naouri


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